SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on October 14, 2011 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores

By letter dated October 14, 2011, the Company reported the information required by applicable law related to the directors’ allowances.

Financial statements of:	June 30, 2011
1. affected to the Profit and Loss statement:	$7,383,837
2. Final amount proposed to the shareholders meeting:	$7,383,837
Other information for determining the computable utility:
3. Exercise result (tax net):	$212,565,000
4. (+/-) adjustments for previous exercises:	—
5. (-) accumulated losses to the beginning of the exercise:	—
6. (-) Statutory reserve:	$10,628,250
Subtotal	$201,936,750
7. (+) Allowances to directors and surveillance committee assigned to the profit and loss statement:	$7,383,837
Total
8. Computable earnings:	$209,320,587
9. Proportion between retribution and computable earnings:	3.5%
10. Proportion between dividends and computable earnings:	33.0%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: October 21, 2011